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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*



                             JEFFERIES GROUP, INC.
                             ---------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
                        ------------------------------
                        (Title of Class of Securities)



                                   472318104
                                 --------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G
CUSIP No.  472318104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frank E. Baxter

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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                   5    SOLE VOTING POWER

  NUMBER OF        431,427 shares of Common Stock at December 31, 1995
   SHARES          -------------------------------------------------------------
BENEFICIALLY       6   SHARED VOTING POWER
  OWNED BY
    EACH               - 0 -
  REPORTING        -------------------------------------------------------------
   PERSON          7   SOLE DISPOSITIVE POWER
    WITH
                   422,724 shares of Common Stock at December 31, 1995
                   -------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER

                   9,581 shares of Common Stock at December 31, 1995

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         441,008 shares of Common Stock at December 31, 1995

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.835%

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12   TYPE OF REPORTING PERSON*

         IN

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                     * SEE INSTRUCTION BEFORE FILLING OUT!
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                                  SCHEDULE 13G

ITEM 1.

     (a)  Name of Issuer:

          Jefferies Group, Inc. (the "Company")

     (b)  Address of Issuer's Principal Executive Offices:

          11100 Santa Monica Boulevard
          10th Floor
          Los Angeles, California 90025

ITEM 2.

     (a)  Name of Person Filing:

          Frank E. Baxter

     (b)  Address of Principal Business Office or, if none, Residence:

          11100 Santa Monica Boulevard
          10th Floor
          Los Angeles, California 90025

     (c)  Citizenship:

          United States

     (d)  Title of Class of Securities:

          Common Stock, $.01 par value ("Common Stock")

     (e)  CUSIP Number:

          472318104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d)  [ ]  Investment Company registered under section 8 of the Investment Company Act
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     (e)  [ ]  Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g)  [ ]  Parent Holding Company, in accordance with
               Section  240.13d-1(b)(ii)(G)(Note: See Item 7)

     (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


ITEM 4.   OWNERSHIP

          The following sets forth beneficial ownership information at December 31, 1995:

     (a)  Amount Beneficially Owned:

          441,008 shares of Common Stock*

       * Mr. Baxter's beneficial ownership includes 6,000 shares held in trust for certain family members.

     (b)  Percent of Class:

          7.835%

     (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:

                 431,427 shares of Common Stock

           (ii)  shared power to vote or to direct the vote:

                 - 0 -

          (iii)  sole power to dispose or to direct the disposition of:

                 422,724 shares of Common Stock

           (iv)  shared power to dispose or to direct the disposition of:

                 9,581 shares of Common Stock

     The number of shares beneficially owned by Mr. Baxter includes 8,703.245 shares allocated to his account under the Jefferies Group, Inc. Employees' Stock Ownership Plan (as to which shares he has sole voting power and no dispositive power) and 9,581 shares allocated to his account under the Jefferies Group, Inc. Capital Accumulation Plan for Key Employees (as to which he has no voting power and which are subject to certain restrictions on

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disposition).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


ITEM 10. CERTIFICATION

          By signing below the filing person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

          The filing of this Schedule 13G and amendments thereto, and the statements herein and therein, shall not be construed as an admission that the filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a), or 16(b) under the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the securities described herein or therein.

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          After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 12, 1996

                                        /s/  Frank E. Baxter
                                        -------------------------------------
                                             Frank E. Baxter